Eric D. Tanzberger
Senior Vice President / Chief Financial Officer

January 17, 2020

Mr. Blaise Rhodes
Division of Corporation Finance - Office of Trade & Services
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Comment Letter dated December 18, 2019 related to Service Corporation International's Form 10-K for the Year ended December 31, 2018 filed February 20, 2019

File No. 001-06402

Dear Mr. Rhodes:

This letter responds to the comments that Service Corporation International (the “Company”, “our”, or “we”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated December 18, 2019 with respect to the above referenced filing.

For your convenience, our responses are prefaced by the Staff's comments in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2018
Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Operations, page 39

1.
You present two similarly-titled subtotals in your statement of operations: operating profit and operating income. The operating profit subtotal appears to exclude a portion of your operating expenses, while the operating income subtotal does not. Also, the total costs and expenses line item does not appear to include all costs and expenses, despite the title implying that it does. Please retitle both the operating profit and total costs and expenses amounts here and elsewhere throughout the filing to better reflect what they actually represent. Refer to Rule 5-03 of Regulation S-X.

We considered guidance within Rule 5-03 of Regulation S-X, which states to present separately the costs and expenses applicable to sales and revenues. In future filings, we will retitle the following items:

Current Title	New Title
Operating profit	Gross profit
Total costs and expenses	Cost of revenue
General and administrative expenses	Corporate general and administrative expenses
Note 2. Summary of Significant Accounting Policies, page 44

2.
Please disclose the types of amounts you include in each of the three line items on page 39 that comprise total costs and expenses. Also, disclose the types of amounts you include in the general and administrative expenses line item.

As noted in our response to question one, we will retitle Costs and expenses to Cost of revenue and General and administrative expenses to Corporate general and administrative expenses. In future filings we will expand our policy disclosure relating to Cost of revenue and Corporate general and administrative expenses. Generally, the additional disclosure will read as follows:
"The components of Cost of revenue in our Consolidated Statement of Operations are:

•
Cost of property and merchandise, which includes cemetery property amortization, the direct cost of merchandise, labor-related costs for merchandise handling and delivery, cemetery maintenance expenses and depreciation, and selling costs;

•
Cost of services, which includes the direct cost of providing the services (including labor-related costs), cemetery maintenance expenses and depreciation, vehicle operating costs and depreciation, and selling costs; and

•	Overhead and other expenses, which includes labor-related costs, facility expenses and depreciation, and other general and administrative expenses incurred in our funeral and cemetery operations.
Corporate general and administrative expenses include labor-related costs, corporate asset depreciation and amortization, public company costs, and other general and administrative expenses incurred by our corporate function."

* * * * * * *

If you have any questions regarding our responses or require further information, please contact Tammy Moore, Principal Accounting Officer at (713) 525-3097 or me at (713) 525-7768.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President and
Chief Financial Officer

cc:	Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP

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